Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September, 2013

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Material Notice
2.	Board of Directors Minutes dated September 18, 2013

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Listed Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

MATERIAL NOTICE

ULTRAPAR ENTERS INTO AN ASSOCIATION AGREEMENT WITH EXTRAFARMA TO ENTER THE BRAZILIAN RETAIL PHARMACY SECTOR

São Paulo, September 30, 2013 – Ultrapar Participações S.A. (“Ultrapar”) informs that it entered today into an association agreement with Imifarma Produtos Farmacêuticos e Cosméticos S.A., one of Brazil’s ten largest drugstore chains, which operates under the brand Extrafarma (“Extrafarma”). According to the terms of the agreement, Ultrapar and Extrafarma will enter into an incorporação de ações (merger of shares), pursuant to which Ultrapar will acquire 100% of the shares of Extrafarma in exchange for up to 2.9% of shares to be issued by Ultrapar to Extrafarma’s shareholders (the “Transaction”). As a result of the Transaction, Extrafarma will become a wholly-owned subsidiary of Ultrapar. The total amount of the Transaction is R$ 1,006 million, consisting of the issuance of up to 16,028,131 shares of Ultrapar and the assumption by Ultrapar of Extrafarma’s net debt of R$ 106 million as of December 31, 2012. This amount is subject to working capital and net debt adjustments as of the closing date of the Transaction.

The association with Extrafarma and its management team marks Ultrapar’s entry into Brazil's significant, growing retail pharmacy sector. This move opens new opportunities for value creation, mainly through the enhanced scale for the expansion of Extrafarma’s stores, to be boosted by increased investment capacity, by the widespread presence of Ipiranga’s service stations and Ultragaz’s resellers, and by the implementation of Ultrapar’s corporate governance and incentive systems.

Extrafarma will become Ultrapar’s third specialized distribution and retail business, with characteristics of growth, resilience, and differentiation in services and convenience to customers.

I. MOTIVATION AND STRATEGIC RATIONALE

Significant market, with strong potential for growth and consolidation
Brazilian drugstores’ total revenues, according to IMS Health e ABIHPEC data, exceeded R$ 60 billion in 2012, with real growth rate of over 10% per year in the last years, and are expected to continue this path of significant growth, mainly due to (i) the aging population; (ii) increasing consumer income; (iii) greater access to medicines, especially due to the growing participation of generic drugs; and (iv) growing demand for personal care and beauty products. In addition, the consolidation of the sector, leveraged by increasing formalization and the consequent investments, is in its initial stage, with the top ten chains in Brazil accounting for only 35% of the medicine market.

Extrafarma is one of the leaders in regions of higher growth
With over 50 years of activity in pharmaceutical distribution, Extrafarma has 186 drugstores in the North and Northeast regions of Brazil, and is one of the leaders in its region. Extrafarma operates in areas where recent growth rates are above the national average and that present attractive potential for future growth, in addition to counting on renowned and recognized professionals in the sector. For 2013, Extrafarma estimates to present gross revenues of R$ 1 billion and EBITDA of R$ 77 million. Further information on Extrafarma is available at www.ultra.com.br.

Ultrapar strengthens and accelerates the expansion of the Extrafarma chain
The association with Ultrapar will allow the acceleration of Extrafarma’s expansion plan through (i) increased investment capacity, (ii) access for drugstore openings in Ipiranga’s service stations and Ultragaz’s resellers, with over 10 thousand retail outlets; and (iii) the strengthening of Extrafarma’s experienced retail pharmacy management team, by implementing Ultrapar’s recognized mechanisms of corporate governance, incentives, and alignment of interests. These mechanisms are also expected to contribute to an efficient integration of the operations and to the development of business models that are increasingly attractive to Extrafarma’s, Ipiranga’s and Ultragaz’s consumers, thus increasing these businesses’ differentiation potential.

II. STRUCTURE OF THE TRANSACTION

The association will be effected as incorporação de ações (merger of shares), pursuant to which Ultrapar will acquire from the current seven shareholders of Extrafarma (who are the heirs of the company’s founder) all of the shares of Extrafarma in exchange for up to 16,028,131 newly issued shares of Ultrapar, in accordance with Art. 252 of Brazilian Corporate Law 6,404/76.

As a result of the Transaction, Extrafarma will become a wholly-owned subsidiary of Ultrapar, and the current shareholders of Extrafarma will become long-term shareholders of Ultrapar, with an ownership interest of up to 2.9% of Ultrapar’s total capital, which evidences their confidence in the growth potential of the sector and in the project to be developed by Ultrapar and Extrafarma. Mr. Paulo Correa Lazera, Extrafarma’s shareholder and CEO, will remain in charge of the retail pharmacy business as its Chief Executive Officer and will become a member of Ultrapar’s executive board.

After the customary conditions precedent for this type of transaction are met, particularly the approval of the Transaction by the Brazilian antitrust authority, the Transaction will close on the date it is approved by extraordinary general shareholders’ meetings of both companies (“Closing”), which are expected to take place in early 2014.

Ultrapar’s shares to be issued and transferred to the current shareholders of Extrafarma will be subject to lock-up agreements and will become available for trading in phases, being 33.5% immediately available for trading after the Closing, and the remaining shares will be unlocked in five annual tranches of 8.3%, and a final tranche of 25% in the sixth year after the Closing.

As a mechanism for possible adjustments related to working capital, net debt as well as contingencies whose triggering event occurred prior to the Closing, it has been established that the last 25% of Ultrapar’s shares to be issued to Extrafarma shareholders will be delivered in the form of subscription warrants, which may be reduced as a result of these adjustment factors.

III. GENERAL PROVISIONS

CADE. The completion of the Transaction is subject to approval by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) and will be submitted to it according to the prevailing legislation.

General Meeting. After being approved by CADE, the Transaction will be submitted to Ultrapar’s and Extrafarma’s extraordinary general shareholders’ meetings pursuant to Art. 252 of Brazilian Corporate Law 6,404/76. The documents required for the approval of the Transaction will be timely made available to the shareholders. Under the current dispersion and liquidity conditions of Ultrapar’s shares, the Transaction will not trigger withdrawal rights to Ultrapar’s dissenting shareholders, as set forth in Art. 252, paragraph 1, combined with Art. 137, item II, both of Brazilian Corporate Law 6,404/76.

Future communications. Ultrapar’s management will keep the market and its shareholders informed about the progress of the Transaction described herein, including the information set forth in CVM Instruction No. 319/99 and other applicable rules.

André Covre

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2013)

Date, Time and Location:
September 18th, 2013, at 12:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors.

Decision:

After the presentation regarding the acquisition of Imifarma Produtos Farmacêuticos e Cosméticos S.A. (CNPJ/MF nº 04.899.316/0001-18) (“Imifarma”) by the Company, as conducted and proposed by the Officers, the Board Members present decided, by unanimous votes and with unqualified opinion, (i) to approve the aforementioned acquisition through incorporation, by the Company, of 100% of the shares of Imifarma, (ii) to authorize the signing of the Association Agreement by the Officers of the Company and by the shareholders of Imifarma, and (iii) to authorize the Officers to perform all acts and contracts necessary to implement such operation, having decided that the signing of the Association Agreement is subject to the satisfactory result, to the Officers and to its external advisors, of the negotiation of the transaction documents, in accordance with the presentation made to this Board of Directors. The conclusion of the

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September
18th, 2013)

transaction is subject, among others, to the approval by the antitrust authorities and by the shareholders of the Company.

Observation: The deliberation was approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read and approved by all the undersigned Board Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Lucio de Castro Andrade Filho – Vice Chairman

Ivan de Souza Monteiro

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on September
18th, 2013)

Renato Ochman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013

ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice; Board of Directors Minutes dated September 18, 2013)